UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File No. 001-38505

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CLPS Incorporation

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c/o Unit 1102, 11th Floor, Millennium City III
370 Kwun Tong Road
Kwun Tong, Kowloon
Hong Kong SAR
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Other Information

Attached hereto as Exhibit 99.1 is a Notice of Annual Meeting of Shareholders and Proxy Statement of CLPS Incorporation (the “Company”) relating to the Company’s 2023 Annual Meeting of Shareholders.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the proxy statement is not subject to review and comment by the Securities and Exchange Commission (the “SEC”). Shareholders are urged to carefully read the proxy statement, because it contains important information about the Company and 2023 Annual Meeting of Shareholders. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the SEC at http://www.sec.gov. Copies of such filings can also be obtained, without charge, from the Company’s website at https://www.cstproxy.com/clpsglobal/2023, or by directing a request to CLPS Incorporation, c/o Unit 1102, 11th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR.

Exhibits

99.1	Proxy Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLPS Incorporation
By:	/s/ Raymond Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer

Dated: March 13, 2023

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